UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 19, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated June 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: June 19, 2015	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

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NEWS RELEASE

Enbridge Reaches Agreement to Transfer Canadian Liquids Pipelines Business and Renewable Energy Assets to Enbridge Income Fund for $30.4 billion Plus Incentive/Performance Rights

•	$30.4 billion transfer of the Canadian Mainline, the Regional Oil Sands System and Canadian renewable energy assets to Enbridge Income Fund
•	Transaction supports higher dividend payout and positions Enbridge to extend its industry leading growth rate beyond 2018
•	Available Cash Flow from Operations growth expected to average approximately 18 percent from 2014 to 2018
•	33 percent dividend per share growth in 2015, as previously announced
•	14 to 16 percent expected annual average dividend per share growth from 2016 to 2018
•	Transformation of Enbridge Income Fund Holdings to a premier Liquids Pipelines investment vehicle in Canada
•	Enbridge to remain as manager and operator of transferred assets

*Conference call information is contained at the end of this release.

CALGARY, ALBERTA – June 19, 2015 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) (Enbridge or the Company) has reached agreement with Enbridge Income Fund (the Fund) to transfer its Canadian Liquids Pipelines Business, held by Enbridge Pipelines Inc. (EPI) and Enbridge Pipelines Athabasca Inc. (EPA), and certain Canadian renewable energy assets to the Fund for consideration payable at closing valued at $30.4 billion (the Transaction). The Transaction is subject to customary regulatory approvals and closing conditions, as well as a vote of the public shareholders of Enbridge Income Fund Holdings Inc. (TSX: ENF) (ENF), which is expected to occur in August 2015.

The Transaction is a key component of Enbridge’s Financial Strategy Optimization introduced in December of last year which included an increase in the Company’s targeted dividend payout. It advances the Company’s sponsored vehicle strategy and supports Enbridge’s previously announced 33 percent dividend increase in 2015 and expected annual average dividend per share (DPS) growth of 14 to 16 percent from 2016 through to 2018. It also positions Enbridge to extend its industry leading DPS growth beyond 2018. The Transaction is expected to provide Enbridge with an alternate source of funding for its enterprise wide growth initiatives and enhance its competitiveness for new organic growth opportunities and asset acquisitions.

In conjunction with the execution of the Transaction, Enbridge will commence employing supplemental cash flow metrics as part of its normal course quarterly reporting of financial performance and in its guidance. Among other measures, management also expects to utilize available cash flow from operations (ACFFO), as defined under Non-GAAP Measures below, to assess the performance of its base business and expected growth program as well as its dividend outlook. ACFFO is currently expected to grow at a compound average annual rate of approximately 18 percent from 2014 to 2018 (the Company’s current long-range planning horizon), inclusive of the impacts of the Transaction. Going forward, the Company will express its dividend payout range as a percentage of ACFFO rather than adjusted earnings. The target dividend payout policy range will be 40 to 50 percent of ACFFO, which is approximately equivalent to the previous payout range of 75 to 85 percent of adjusted earnings.

The Transaction will significantly increase the Fund’s scale and scope and create a transparent source of long-term growth driven by the $15 billion low risk, commercially secured growth program embedded within the transferred business, $2 billion of which is already in service. ENF’s dividend is expected to be increased by approximately 10 percent on closing and by an expected further 10 percent at the beginning of 2016 and each year thereafter through 2019.

“We are very pleased to have reached an agreement with the Fund on what we believe is truly a win-win transaction for shareholders of both Enbridge and Enbridge Income Fund Holdings,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “For Enbridge, this Transaction and our previously announced increase in dividend payout enhances the value of our existing assets and industry leading $44 billion capital program. Strategically, we believe the Transaction should allow us to further improve our competitiveness to capture new investment opportunities and position Enbridge to deliver industry leading growth beyond 2018. The change to our structure is expected to generate even greater shareholder value from our business plan by reducing our overall cost of equity capital, allowing us to accelerate dividend growth and further diversify our sources of funding. Adopting an ACFFO reporting metric and guidance will more clearly convey the compelling cash flow and dividend growth that we expect our reliable business model will generate through the current planning horizon and beyond.

“For the Fund, the Transaction will be transformational,” said Mr. Monaco. “It will provide greater asset scale and more visible sources of low risk growth and we believe it will position the Fund as the premier liquids pipelines vehicle in Canada. The combination of asset quality, visible growth and superior dividend growth helps establish ENF and the Fund as highly effective and sustainable sources of equity and debt capital.”

Consideration

The consideration payable at closing valued at approximately $30.4 billion (based on ENF 20-day volume weighted average price (VWAP) of $35.44 per common share as at June 18, 2015) will be subject to customary closing adjustments and represents a valuation multiple of 13.8 times the 2015 EBITDA (second half annualized) projected to be generated by the transferred assets.

The consideration that Enbridge will receive upon closing will be $18.7 billion of units in the Fund structure, comprised of $3 billion of Fund units and $15.7 billion of equity units of Enbridge Income Partners L.P. (EIPLP), currently an indirect subsidiary of the Fund. The Fund will also assume debt of EPI and EPA of $11.7 billion. In addition, a portion of Enbridge’s Transaction consideration is expected to be received over time in the form of units which carry Temporary Performance Distribution Rights (TPDR) as described more fully below. The TPDR are designed to allow Enbridge to capture increasing value from the secured growth embedded within the transferred businesses; however, the cash flows derived from this incentive mechanism will be deferred (until such time as the units are convertible to a class of cash paying units as more fully described below). These growing cash flows attributable to Enbridge in the latter years of the Company’s five year planning horizon and beyond are expected to help sustain strong ongoing dividend growth.

Enbridge will continue to earn from the Fund a base incentive through Management Fees and Incentive Distribution Rights which entitle it to receive 25 percent of the pre-incentive distributable cash flow above a base distribution threshold of $1.295 per unit, adjusted for a tax factor (unchanged from the current incentive sharing formula). In addition, Enbridge will receive the TPDR, a payment equivalent to 33 percent of pre-incentive distributable cash flow above the base distribution of $1.295 per unit. The TPDR will be paid in the form of Class D units of EIPLP and will be issued each month until the later of the end of 2020 or 12 months after the Canadian Line 3 Replacement Program enters service. The Class D unit holders will receive a distribution each month equal to the per unit amount paid on Class C units of EIPLP, but to be paid in kind in additional Class D units. Each Class D unit is convertible into a cash paying Class C unit of EIPLP on the fourth anniversary of the year of its issuance.

The Fund units and equity units of EIPLP (excluding Class D units) will pay a per unit cash distribution equivalent to the per unit cash distribution that the Fund pays on its units held by ENF. The Fund units, EIPLP equity units and existing preferred units of Enbridge Commercial Trust (ECT) also include an exchange right whereby they may be converted into common shares of ENF.

Financial Outlook

The Transaction is expected to be accretive to adjusted earnings per share (EPS) by approximately 2 percent. The expected accretion reflects the benefits of growing incentive fees to Enbridge and reduced equity funding requirements at Enbridge of approximately $3 billion, the amount of external equity capital expected to be raised by ENF through 2018.

The impact of the Transaction on adjusted EPS is lower than the 10 percent accretion previously announced. The original proposal contemplated that preference units would form part of the consideration paid to Enbridge; however, the terms were amended upon finalization of the transaction to replace such preference units with common units. As a result of this change, the earnings attributable to Enbridge will be lower than originally anticipated as its equity interest arising from this transaction will no longer have a priority claim on the net assets of the Fund upon liquidation. The change impacts earnings but does not result in a change to the parties’ cash flow entitlements.

Based on the Company’s current long range plan and after taking into account the impact of the Transaction, the Company anticipates annual average adjusted EPS growth of between 10 percent and 12 percent through 2018 and expected annual average DPS growth of 14 to 16 percent from 2016 through to 2018.

Financing Plan

To acquire an increasing ownership interest in the Fund, the financing plan contemplates the issuance by ENF of $600 million to $800 million of public equity per year in one or more tranches through 2018 to fund an increasing investment in the Canadian Liquids Pipelines Business. In total, Enbridge expects approximately $3 billion of its forecasted future equity requirements will be satisfied through ENF through 2018. Enbridge has agreed to backstop the equity funding required by ENF to undertake the growth program embedded in the assets it will acquire in the Transaction. The amount of public equity issued by ENF will be adjusted as necessary to match its capacity to raise equity funding on favourable terms.

At the time the Transaction was originally proposed in December 2014, Enbridge announced that it was considering the potential to allow certain of its note holders to exchange a portion of their Canadian dollar denominated Enbridge term notes for Canadian dollar denominated term debt of the Fund. After further consideration, including feedback from investors, financial advisors and credit rating agencies, the Company has concluded that it will not offer the contemplated debt exchange.

Development Opportunities

The Canadian Liquids Pipelines Business is expected to have future organic growth opportunities beyond the current inventory of secured projects. The Fund will have a first right to execute any such projects that fall within the footprint of the Canadian Liquids Pipelines Business. Should the Fund choose not to proceed with a specific growth opportunity, Enbridge may pursue such opportunity.

Ownership

Upon closing of the Transaction, Enbridge’s overall economic interest in the Fund, including all of its direct and indirect interests in the Fund group structure, is expected to be approximately 90 percent. As ENF executes its expected financing plan and increases its ownership in the Fund over time, Enbridge’s economic interest is expected to decline to approximately 80 percent by the end of 2018.

Fund Governance

Enbridge will continue to act as the manager of the Fund and operator and commercial developer of the Canadian Liquids Pipelines Business. This will ensure continuity of management and operational expertise, with an ongoing commitment to the safe and reliable operation of the system.

As a result of its significant ownership interest, Enbridge will have the right to appoint a majority of the Trustees of the Board of ECT for as long as the Company holds a majority economic interest in the Fund group structure. A formal conflicts committee will be established to review material transactions and arrangements involving Enbridge or its Fund group affiliates.

Special Committee Process

To conduct its assessment of the Transaction, the Fund and ENF were represented by a joint special committee of independent directors of ENF and independent trustees of ECT, supported by independent financial, technical and legal advisors. The joint special committee recommended the Transaction and the Boards of ECT and ENF have approved the terms and the ENF Board has recommended that ENF shareholders vote in favour of the transaction at ENF’s special meeting of shareholders expected to occur in August 2015. BMO Nesbitt Burns Inc. and Norton Rose Fulbright Canada LLP acted as advisors to ENF and the Fund.

RBC Capital Markets acted as financial advisor to Enbridge.

Closing Conditions and Timeline

The Transaction is subject to receipt of customary regulatory approvals and a vote of ENF shareholders, which is expected to occur in August 2015, with closing expected to follow shortly thereafter. Required approvals include Toronto Stock Exchange, Competition Bureau and Transport Canada.

Enbridge has obtained exemptive relief from the Ontario Securities Commission from requirements to obtain a formal valuation and to obtain approval from its minority shareholders in connection with the Transaction.

Summary Terms

Assets and Growth Projects Transferred

•      The Canadian Liquids Pipelines Business, comprised of the Canadian Liquids Pipelines Mainline System held through EPI, the Regional Oil Sands System held by EPA, re-contracting and development rights for the Hardisty crude oil storage assets and the residual interest in the Canadian portion of the Southern Lights Pipeline.

•      Renewable assets comprised of the Massif du Sud, Lac Alfred and Saint Robert Bellarmin wind projects in Quebec and the Blackspring Ridge wind project in Alberta.

•      $15 billion program of commercially secured growth projects, $2 billion of which is already in service

•      Canadian Mainline – Eastern Access, Canadian Mainline Expansion, Canadian Mainline System Terminal Flexibility and Connectivity, Edmonton to Hardisty, Canadian Line 3 Replacement Program

•      Alberta Regional – Norealis, Surmont, Sunday Creek, Woodland, Regional Oilsands Optimization, Norlite, AOC Hangingstone, JACOS Hangingstone

EBITDA of Contributed Assets	• Approximately $2.2 billion (second half of 2015 annualized) • Growing thereafter as commercially secured growth projects come into service

Value of Consideration	• $30.4 Billion (based on ENF 20-day VWAP of $35.44 per common share as of June 18, 2015)

Consideration

•      84.7 million ordinary trust units of the Fund

•      443.0 million Class C Units of EIPLP (EIPLP is a limited partnership owned by the Fund which holds directly or indirectly all of the Fund’s operating assets)

•      Assumption of $11.7 billion of debt held in EPI and EPA

•      The Fund units and EIPLP Class C units are entitled to the same distribution as paid on the ECT preferred units currently held by Enbridge and on the Fund units held by ENF

Base Incentive	• $7.9 million plus 25% of pre-incentive distributable cash flow from the Fund above a threshold of $1.295/unit adjusted for a tax factor (unchanged from current incentive sharing formula)

Temporary Performance Distribution Right (TPDR)

•      Equivalent to 33% of pre-incentive distributable cash flow from the Fund above $1.295/unit

•      Paid to Enbridge in the form of EIPLP Class D units

•      EIPLP Class D units will pay distributions at the same rate as EIPLP Class C units; however, payment will be in the form of additional EIPLP Class D units

•      All EIPLP Class D units will be convertible into cash paying EIPLP Class C units four years after their year of issuance

•      Expires the later of 2020 or one year post the Canadian Line 3 Replacement Program in-service date

Management and Operations	• Enbridge will retain the employees • Enbridge will remain as the operator of the Canadian Liquids Pipelines Business • Enbridge will continue to serve as the manager of the Fund

Governance

•      ECT Trustee composition amended to 7 of 11 Trustees appointed by Enbridge so long as Enbridge holds a majority economic interest in the Fund structure

•      Enhanced provisions to protect public shareholders of ENF (including establishment of a formal conflicts committee comprised of Directors independent of Enbridge Management and Board)

Development Opportunities	• Fund to have first right with respect to growth opportunities within the footprint of the existing Canadian Liquids Pipelines Business

Exchange Right	• ECT preferred units, Fund units and EIPLP Class C units held by Enbridge are exchangeable for ENF common shares

Funding Obligation

•      Enbridge will have the obligation to finance the Fund’s equity requirement for the commercially secured growth projects transferred as part of this Transaction through 2020 (or to the final equity funding of the Canadian Line 3 Replacement Program) to the extent not financed by the Fund

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expectations regarding, and anticipated impact of, the Transaction; dividend payout policy and dividend payout expectations; adjusted earnings per share guidance; available cash flow from operations (ACFFO) guidance; satisfaction of closing conditions and the obtaining of consents and approvals required to complete the Transaction; effect, results and perceived benefits of the Transaction, including with respect to the consideration to be received by the Company; expected timing and completion of the Transaction; future equity and debt offerings and financing requirements and plans; expected future sources and costs of financing; and future growth opportunities and the allocation and impact thereof.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: expected timing and terms of the Transaction; anticipated completion of the Transaction; adoption of the dividend policy; satisfaction of all closing conditions and receipt of regulatory, shareholder and third party consents and approvals with respect to the Transaction; impact of the Transaction and dividend policy on the Company’s future cash flows and capital project funding; impact of the Transaction and dividend policy on the Company’s credit ratings; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO; estimated future dividends; debt and equity market conditions; expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather. Assumptions regarding the expected supply of and demand of crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on the Transaction and dividend policy, including estimated completion date and expected future cash flows, include: expected earnings/(loss) or adjusted earnings/(loss) of the Company and the Fund; expected earnings/(loss) or adjusted earnings/(loss) per share or unit of the Company and the Fund; expected future cash flows and ACFFO of the Company and the Fund; estimated future distributions of the Fund; expected market conditions; and the ability of ENF to access capital markets on favourable terms or at all.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the Transaction, dividend policy, adjusted earnings guidance, ACFFO guidance, operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Readers should be cautioned that there is no assurance that the Transaction will be completed in the manner contemplated, or at all, or that the current market conditions and the Company’s assumptions and forecasts based on such market conditions will not materially change.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A. Adjusting items referred to as changes in unrealized derivative fair value gains or loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period. Management believes the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets and to assess the performance of the Company. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by accounting principles generally accepted in the United States of America (U.S. GAAP) and are not considered U.S. GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers.

Available cash flow from operations (ACFFO) is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Among other measures, management uses ACFFO to assess the performance of the Company and to set its dividend payout target. ACFFO and ACFFO per share are non-GAAP measures and do not have standardized meanings prescribed by U.S. GAAP; therefore, these measures may not be comparable with similar measures presented by other issuers.

About Enbridge Inc.

Enbridge, a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past seven years. As a transporter of energy, Enbridge operates, in Canada and the United States, the World’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 2,200 MW (1,600 MW net) of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal facilities. Enbridge employs more than 11,000 people, primarily in Canada and the United States and is ranked as one of Canada’s Top 100 Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

CONFERENCE CALL

Enbridge will hold a conference call on Friday, June 19 at 8:30 a.m. Eastern Time (6:30 a.m. Mountain Time) to discuss today’s announcement. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-708-4539 from within North America and outside North America at 1-847-619-6396, using the access code of 40052978#. The call will be audio webcast live at http://edge.media-server.com/m/p/vnpjde2y. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available toll-free at 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 40052978#) until June 26, 2015.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

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